                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*

                      LANDRY'S SEAFOOD RESTAURANTS, INC.
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                  51508L 10 3
                                (CUSIP Number)

                              TILMAN J. FERTITTA
                              1400 POST OAK BLVD.
                                  SUITE 1010
                             HOUSTON, TEXAS  77056
                                (713) 850-1010

          (Name, Address and Telephone Number of Person authorized to
                      Receive Notices and Communications)

                                with copies to:

                              STEVEN L. SCHEINTHAL
                       LANDRY'S SEAFOOD RESTAURANTS, INC.
                        1400 POST OAK BLVD., SUITE 1010
                             HOUSTON, TEXAS  77056
                                 (713) 850-1010

                                  MAY 19, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), (f) or (g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51508L 10 3                                                Page 1 of 8
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 51508L 10 3                                     PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Tilman Fertitta - ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          3,710,000(1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,090,000(2)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          3,710,000(1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,090,000(2)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,800,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      22% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     (1) Includes 800,000 shares subject to options that have not been exercised by Tilman J. Fertitta but which are exercisable within 60 days of the date hereof.

     (2) Because Tilman J. Fertitta ("Fertitta") has a 90% membership interest (his wife owns the remaining 10% membership interest) in Hospitality Entertainment, L.L.C. ("Hospitality") and, thus, controls Hospitality, Mr. Fertitta is deemed to share voting and dispositive power with Hospitality.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 51508L 10 3                                     PAGE 3 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Hospitality Entertainment, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,090,000(1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,090,000(1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,090,000(1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      (See Item 5) 8.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

     (1) Because Tilman J. Fertitta has a 90% membership interest (his wife owns the remaining 10% membership interest) in Hospitality Entertainment, L.L.C. ("Hospitality") and, thus, controls Hospitality, Mr. Fertitta is deemed to share voting and dispositive power with Hospitality.

                        AMENDMENT NO. 2 TO SCHEDULE 13D

     This Amendment No. 2 amends and supplements the statement on Schedule 13D, as most recently amended by Amendment No. 1 dated May 7, 1999, filed by Tilman
J. Fertitta and Hospitality Entertainment, L.L.C. with respect to the common stock, par value $.01 per share ("Common Stock") of Landry's Seafood Restaurants, Inc. ("Landry's"). Such Schedule 13D is hereby amended to add or revise information only to the items indicated.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On May 19, 1999, Mr. Fertitta exercised his option to acquire 900,000 shares of the Common Stock of Landry's at $6.00 per share. Mr. Fertitta's exercise and acquisition of the Common Stock was made with his personal funds. Mr. Fertitta's total acquisition of shares of Common Stock was 900,000 shares for an aggregate purchase price of approximately $5,400,000.

ITEM 4.   PURPOSE OF THE TRANSACTION

     Mr. Fertitta is the founder of Landry's and is its current Chairman, Chief Executive Officer and President. Since Landry's inception he has been, directly or indirectly, Landry's largest individual stockholder. Depending upon market conditions and other matters he deems material, Mr. Fertitta may continue to acquire or dispose of additional shares of Landry's Common Stock, so long as it meets his personal investment criteria. Except as set forth in this Item 4, Mr. Fertitta does not have any present plans which would result in any of the actions enumerated in clauses (a)-(j) of Item 4 of Schedule 13(D).

ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER.

     (A)  AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES BENEFICIALLY OWNED:

          Hospitality is the beneficial owner of 2,090,000 shares of Landry's Common Stock representing, 8.1% of the shares of Landry's Common Stock outstanding (based on the number of shares of Landry's Common Stock outstanding on May 28, 1999).

          Mr. Fertitta is the direct beneficial owner of 2,910,000 shares of Landry's Common Stock, and has options to acquire an additional 800,000 shares of Landry's Common Stock which are exercisable within 60 days hereof, and the indirect beneficial owner of 2,090,000 shares of Landry's Common Stock representing in the aggregate 22% of the shares of Landry's Common Stock outstanding (based on the number of shares of Landry's Common Stock outstanding on May 28, 1999).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Mr. Fertitta was originally awarded (i) 600,000 options in 1995, which are fully vested and as of 1997 are at an exercise price of $12.875 a share, (ii) 150,000 options in 1996 which are fully vested at an exercise price of $14.00 a share, and (iii) 150,000 options in 1997 at an exercise price of $12.875 a share, of which 50,000 options are vested (the remaining 100,000 options shall vest in equal installments on January 1, 2000 and January 1, 2001). Based on the foregoing, Mr. Fertitta has the option to acquire up to 900,000 shares of Common Stock in Landry's of which, 800,000 options are vested and fully exercisable within sixty (60) days. See Item 3.

ITEM 7.   EXHIBITS

          1. Joint Filing Agreement


               [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

                  [SIGNATURES APPEAR ON THE FOLLOWING PAGES]


CUSIP No. 51508L 10 3                                                Page 4 of 8

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                                        May 28, 1999
                                              -------------------------------
                                                           (Date)



                                                  /s/ Tilman J. Fertitta
                                              -------------------------------
                                                         (Signature)


CUSIP No. 51508L 10 3                                                Page 5 of 8

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                        May 28, 1999
                                              -------------------------------
                                                           (Date)



                                             HOSPITALITY ENTERTAINMENT, L.L.C.


                                         By:     /s/ Tilman J. Fertitta
                                             ----------------------------------
                                                 Tilman J. Fertitta
                                                 President

CUSIP No. 51508L 10 3                                                Page 6 of 8